United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under  Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 333-156596

Shawnlee Construction LLC 401(k) Plan

(Exact name of registrant as specified in its charter)

2801 East Beltline, N.E., Grand Rapids, Michigan 49525

(616) 364-6161

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Plan Interests in the Shawnlee Construction LLC 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g‑4(a)(1)          [   ]

Rule 12g‑4(a)(2)          [   ]

Rule 12h‑3(b)(1)(i)       [   ]

Rule 12h‑3(b)(1)(ii)      [   ]

Rule 15d‑6                  [X]

Approximate number of holders of record as of the certification or notice date: [210]

            Pursuant to the requirements of the Securities Exchange Act of 1934, Shawnlee Construction LLC 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                        SHAWNLEE CONSTRUCTION LLC 401(K) PLAN

                                                                        By: Shawnlee Construction LLC, Plan Administrator

Date:   January 15, 2010                                 By:/s/ Michael R. Cole

                                                                              Name: Michael R. Cole

                                                                              Title:  Chief Financial Officer and Treasurer